March 21, 2014

VIA EDGAR
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NW
Washington, D.C.  20549

Re:	Paramount Gold and Silver Corp.
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed September 9, 2013
Form 10-Q for the Fiscal Quarter Ended September 30, 2013
Filed November 7, 2013
File No. 001-33630

Dear Ms. Jenkins:

On behalf of Paramount Gold and Silver Corp. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company dated March 19, 2014.

Set forth below are the Comments and the Company’s responses thereto.  All references to page numbers and captions correspond to the page numbers and captions in the Company’s Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2013 (the “Annual Report”) and the Company’s Third Quarter Report filed on Form 10-Q for the Fiscal Quarter Ended September 30, 2013 (“Third Quarter Report” and together, the “Reports”), as applicable. Capitalized terms used but not defined below shall have the meanings given to them in the applicable Report.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 11. Executive Compensation, page 40

1.
We note your response to comment 1 in our March 4, 2014 letter. Please explain clearly what company specific goals you are referencing in the second sentence of your response and how the consideration of those goals led to the 2013 option awards. Also, it is unclear why you have included $50,000 earned in a prior fiscal year in the bonus column. Refer to Item 402(c)(2)(iv) of Regulation S-K. Please advise.

665 Anderson St., Winnemucca, NV, 89445 Tel: (775) 625-3600    www.paramountgold.com

Response:

The Company specific goals that the compensation committee considered which led to the 2013 option awards were as follows:

•	The completion of our preliminary economic assessment at our San Miguel Project in Mexico.
•	Achievement of internal budget targets on a corporate and project level.

The compensation committee arbitrarily determined the level of grants based on achieving the above goals in the context of the level of grants typically granted by the Company’s industry peers.   The number of options granted to each of the CEO, CFO and COO were below industry peer averages.

With respect to the bonus of $50,000, the Company would like to clarify that it was related to goals achieved in 2011, however the bonus was awarded and paid in September 2012.

Notes to Consolidated Financial Statements, page F-7
Note 8. Mineral Properties
Reese River, page F-17

2.
We have reviewed your response to our prior comment 2 in our letter dated March 4, 2104. Per review of Section 5 and 6.3 of the Asset Purchase Agreement filed by Valor Gold as Exhibit 10.1 in the Form 8-K filed on November 7, 2012, it appears the Rule 144 restrictions have been clearly presented. Please provide us with a detailed discussion of your expectations that lead you to believe that the restrictions from sale would be removed expediently without issue and how the factors you provided in your response (i.e., stock price decline, change in business plan) are directly related to the Rule 144 restriction.

Response:

The Company would like to clarify that factors listed in its previous response are not related to the Rule 144 restriction.   These factors, along with the Rule 144 restriction, were used to determine the fair value of the Valor common stock.  The Company’s expectation, as a non-affiliate of Valor Gold, was that the legend would be removed within 6 months given the Rule 144 restrictions.  Given all the information available to the Company at November 1, 2012, which included the underlying business plan of Valor Gold, the steep increase in Valor Gold’s share price, as well as the restriction from sale that was expected to last no more than 6 months, the Company determined that applying a 40% discount to the fair value of the Valor Common Stock did not seem reasonable.

3.	We have reviewed your response to our prior comment 3 in our letter dated March 4, 2014 noting it does not appear to address our comment, therefore it is being reissued. You have disclosed that the $2,940,000 adjustment in the fourth quarter was the result of a change in your valuation technique and therefore a change in accounting estimate under the guidance of FASB ASC 820-10-35-26. It appears from your disclosure on F-24 and in the December 31, 2013 10-Q filed on February 4, 2014 that you have recorded this adjustment on a retrospective basis. Please note that under the guidance of FASB ASC 250-10-45-17 a change in estimate is recorded in the period of change or future periods. Please revise.

Response:

The disclosure made in note 13 on F-24 of our Form 10-K for the fiscal year ended June 30, 2013 was not intended to reflect an adjustment on a retrospective basis.  The Company did not amend its previous quarters to reflect the change in estimate.  The disclosure was made to provide information regarding the fourth quarter change.

The Company will revise its December 31, 2013 10-Q that was filed on February 4, 2014 to reflect that a change in estimate is recorded in the period of change or future period and not on a retrospective basis.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (775) 625-3600 with any questions or for any further information.  Thank you for your assistance.

Very truly yours,

/s/ Carlo Buffone

Carlo Buffone

CB/kr

cc:            James T. Seery